© Copyright CDC Corporation CDC Software Corporation Investor Update Call January 8, 2010 Exhibit 99.1

© Copyright CDC Corporation    2
CDC Software Safe Harbor
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction, CDC Software Corporation, and/or CDC Corporation or the company, plans to file with the SEC a registration statement on Form F-4 containing a proxy statement/prospectus and other documents regarding the proposed transaction.  The definitive proxy statement/prospectus will be mailed to shareholders of Chordiant Software Inc.
INVESTORS AND SECURITY HOLDERS OF CHORDIANT SOFTWARE INC. ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS
AND OTHER DOCUMENTS CAREFULLY WHEN FILED WITH THE SEC IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus, when filed, and other documents filed with the SEC by the company through the web site maintained by the SEC at
www.sec.gov.
Free copies of the registration statement
and the proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Monish
Bahl, Senior Vice President, Investor Relations (678) 259-8510.
The company and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding the company's directors and executive officers is available in its Registration Statement on Form F-1/A
(333-160600), which was filed with the SEC on August 4, 2009. CDC Corporation’s information can be found at www.sec.gov and on its website at
www.cdccorporation.net.
As of January 5, 2010, CDC Software Corporation owned 392,762 shares of Chordiant Software Inc. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Statements in this presentation that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as the company's ability to achieve the synergies and value creation contemplated by the proposed transaction, the company’s ability to promptly and effectively integrate the businesses of Chordiant Software Inc. and the company, the timing to consummate the proposed transaction, and the diversion of management time on transaction-related issues. For further information regarding risks and uncertainties associated with the company’s business, please refer to the “Management’s Discussion and Analysis of
Financial Condition and Results of Operations” and “Risk Factors” sections of CDC Corporation and CDC Software Corporation’s SEC filings, including, but not limited to, its Registration Statement on Form F-1/A (333-160600), which was filed with the SEC on August 4, 2009, copies of which may be obtained by contacting the company's Investor Relations department at (678) 259-8510 or at the company’s website at
www.cdcsoftware.com.
All information in this communication is as of January 8, 2010. Customer examples are based upon the beliefs and expectations of CDC Software’s management. No representations or warranties are made with respect thereto. This presentation contains financial measures not prepared in accordance with U.S. GAAP. Please see the company's press release for explanations and reconciliation thereof. The company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company's expectations. Historical results are not indicative of future performance.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction, CDC Software Corporation, and/or CDC Corporation or the company, plans to file with the SEC a registration statement on Form F-4 containing a proxy statement/prospectus and other documents regarding the proposed transaction.  The definitive proxy statement/prospectus will be mailed to shareholders of Chordiant Software Inc.
INVESTORS AND SECURITY HOLDERS OF CHORDIANT SOFTWARE INC. ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS
AND OTHER DOCUMENTS CAREFULLY WHEN FILED WITH THE SEC IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus, when filed, and other documents filed with the SEC by the company through the web site maintained by the SEC at
www.sec.gov.
Free copies of the registration statement
and the proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Monish
Bahl, Senior Vice President, Investor Relations (678) 259-8510.
The company and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding the company's directors and executive officers is available in its Registration Statement on Form F-1/A
(333-160600), which was filed with the SEC on August 4, 2009. CDC Corporation’s information can be found at www.sec.gov and on its website at
www.cdccorporation.net.
As of January 5, 2010, CDC Software Corporation owned 392,762 shares of Chordiant Software Inc. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Statements in this presentation that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as the company's ability to achieve the synergies and value creation contemplated by the proposed transaction, the company’s ability to promptly and effectively integrate the businesses of Chordiant Software Inc. and the company, the timing to consummate the proposed transaction, and the diversion of management time on transaction-related issues. For further information regarding risks and uncertainties associated with the company’s business, please refer to the “Management’s Discussion and Analysis of
Financial Condition and Results of Operations” and “Risk Factors” sections of CDC Corporation and CDC Software Corporation’s SEC filings, including, but not limited to, its Registration Statement on Form F-1/A (333-160600), which was filed with the SEC on August 4, 2009, copies of which may be obtained by contacting the company's Investor Relations department at (678) 259-8510 or at the company’s website at
www.cdcsoftware.com.
All information in this communication is as of January 8, 2010. Customer examples are based upon the beliefs and expectations of CDC Software’s management. No representations or warranties are made with respect thereto. This presentation contains financial measures not prepared in accordance with U.S. GAAP. Please see the company's press release for explanations and reconciliation thereof. The company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company's expectations. Historical results are not indicative of future performance.

© Copyright CDC Corporation    3
A Good Fit - Why We Believe This Deal Makes Sense for
Stakeholders
We believe Chordiant is a good fit based on CDC Software’s
acquisition criteria:
Technology – highly complimentary, adds call center technology to CDC front office portfolio
Value – Offer fair value at a premium in-line with recent acquisitions
Geographic footprint – complimentary markets with minimal geographic overlap despite similar customers
Back Office Integration – opportunity to eliminate redundant costs
Scale – CDC SW global infrastructure adds critical mass to Chordiant to help compete in today’s environment
We believe deal is accretive immediately based on our analysis.

©
Copyright CDC Software    4
Transaction Overview
• Some CDC Software executives have had working relationships with members of Chordiant’s management, including its CEO and CTO.
• As of January 5, 2010, CDC SW owned 392,762 CHRD shares (or approximately 1.3% of CHRD shares outstanding).
• CDC SW is proposing to buy all the outstanding shares of CHRD at a premium of 21% over the
30 day trading average through Jan. 5, 2010, amounting to $3.46 per share.
• Two options for payment:
• 40% cash, 60% shares (50/50 combination of CDC SW and CDC Corp.)
• 50% cash, 50% CDC SW shares
• Shareholders can choose either or both of these two options, in any combination, in 1,000 share increments

©
Copyright CDC Software    5
2009 Software M&A Premiums *
Acquiror Target
Announced
Date
Market Value
($mm)
Enterprise Value
($mm)
Premium to Avg Pre-Annc. Stock
Price
1-Day 1-Month 3-Month
Thoma Bravo AMICAS 12/24/2009 216.5 176.3 21.0% 19.5% 35.3%
Technology Resource Hld. Silicon Storage Tech 11/13/2009 201.3 22.6 12.9% 1.4% -2.8%
JDA Software Group i2 Technologies 11/5/2009 431.9 393.6 9.0% 9.4% 11.5%
Symphony Technology MSC Software 9/17/2009 381.8 232.7 20.7% 22.4% 24.1%
Ebay Gmarket 4/15/2009 1,227.0 925.5 20.2% 38.4% 54.6%
Thoma Bravo Entrust 4/13/2009 113.7 89.4 20.8% 19.6% 24.0%
•
The average premium percentages of
the six software target companies for 1-
Day, 1-Month, and 3-Months are 17.4%,
18.5% and 24.5%, respectively.
Software Equity Value Premiums
1-Day 1-Month 3-Month
Max 21.0% 38.4% 54.6%
Mean 17.4% 18.5% 24.5%
Median 20.5% 19.6% 24.1%
Min 9.0% 1.4% -2.8%
* Based upon CDC Software’s review of publicly-available information.

© Copyright CDC Corporation    6
Global Snapshot
Company Background
$48.6 million in total revenue for Q3 2009
Non-GAAP earnings per share of $0.33 and Non-GAAP net income of $9.6 million, exceeded Wall Street’s expectations
Increase in net cash from operations: $19.2 million in Q3 2009 compared to $15.2 million in Q2 2009
Sequential increase in maintenance revenue: $25.4 million in Q3 2009 compared to $24.8 in Q2 2009
On January 5, 2010, CDC Software pre-announced Q4 09 license results that demonstrate double-digit organic growth
Provider of integrated end to end solutions: ERP, SCM and CRM applications
Targeted vertical markets such as Food and Beverage, CPG Financial Services
Retail, and more.
Direct operations and subsidiaries in over 20 countries
CDC Software – Q3 09 and Preliminary Q04 09 Financial Results

© Copyright CDC Corporation    7
Acquisition Experience: Experience with Public Companies –
Ross and Pivotal
Acquisition of Pivotal and Ross
Acquisition of Pivotal and Ross
• CDC acquired Ross in 2004 as a foundation for its Back Office Solutions business and has grown this segment from $45 million in revenue to over $95 million in revenue*
• CDC acquired Pivotal in 2004 and has grown the Front Office business from $45 million in revenue to over $85 million in revenue*
• Other tuck-in applications
• CDC acquired Ross in 2004 as a foundation for its Back Office Solutions business and has grown this segment from $45 million in revenue to over $95 million in revenue*
• CDC acquired Pivotal in 2004 and has grown the Front Office business from $45 million in revenue to over $85 million in revenue*
• Other tuck-in applications
*
Estimated based on management’s analysis of historical revenue amounts, product mix and trends.

© Copyright CDC Corporation    8
CDC Software:
•
Adjusted EBITDA and
Non GAAP Net Income
for prior periods are pro
forma
0%
5%
10%
15%
20%
25%
30%
2007 2008 YTD 2009
Adj EBITDA as % of Rev
-
5.0
10.0
15.0
20.0
25.0
30.0
35.0
40.0
45.0
50.0
2007 2008 YTD 2009
Net Cash from Operations ($US M)
0%
2%
4%
6%
8%
10%
12%
14%
16%
18%
20%
2007 2008 YTD 2009
Non GAAP Net Income as % of Rev

© Copyright CDC Corporation    9
Market Cap: US$309 million
Net Cash:     US$ 62 million
Market Cap: US$58 million
Net Cash:      US$60 million
Market Cap: US$274 million
Net Cash:      US$ 90 million
CDC Corporation: Overview
NASDAQ: CDCS
Enterprise Software
84% owned by CDC
(98.1% controlled)
IT Services
100% owned by CDC
Online Games
100% owned by CDC
(HKGEM: 8006)
Internet and Media Portal
79% owned by CDC
CDC Corp.
(NASDAQ:China)

© Copyright CDC Corporation    10
CDC Software – Chordiant Combination
• We believe Chordiant is a natural extension of CDC Front Office.
• CDC SW has a good track record of acquiring sub-scale software companies of similar size, i.e. Ross and Pivotal – expects to eliminate duplicate positions and ratchet margins.
• Share same verticals with many common customers: AIG, RBS, ING, Prudential,
Barclays, etc.
• CDC SW Front Office sales team expected to cross-sell CHRD products into our installed bases, especially in Japan, Australia, China, India, and Singapore, where
CHRD has minimal presence.
• CDC SW has a good track record of cross-selling Front Office products into our back office installed bases, ie. ERP/Supply Chain/CDC Factory.
• CDC SW has an established platform that provides cost effective R&D and global support in India/China – 75% of total R&D.
• CDC SW has an excellent track record of managing costs despite a challenging economic climate.  In the last 2 years, CDC SW doubled Non GAAP Net income margin to 18% despite lower revenue.
• CDC SW estimates organic growth in Q4 with double digit license revenue growth as compared to average of previous 3 quarters.
Talking Points - Specifics

© Copyright CDC Corporation    11
Why we believe CHRD should consider this proposal:
Chordiant Perspective
• CHRD has good customers and strong technology.
• We believe CHRD is subscale.
• CDC SW has exceeded Wall Street expectations since its IPO in terms of Non GAAP net income and adjusted
EBITDA, while CHRD has missed analyst expectations over the last several quarters.
• As evidenced by a recent failed acquisition attempt, we believe management realizes that CHRD needs to add more scale to compete.
• We believe that CHRD investors fear this pursuit of an acquisition strategy will result in high levels of cash outflow, while the business is simultaneously burning cash.
• CHRD business model is based on “elephant hunting” – large mega deals with long sales cycles. CDC SW has a
“bread and butter” core base of business. We believe that when you marry the two, the result is highly synergistic.
• Favorable consideration - mix of cash and stock. Tax structure could be favorable for holders of CHRD.
• CDC SW is offering a premium of 21%, in-line with recent transactions.

© Copyright CDC Corporation 12 Customer Synergies – Known Joint Customers of CDC Software and Chordiant

© Copyright CDC Corporation    13
What some of our Common Customers have to say?
• “We use Chordiant heavily as a company and I was excited to hear the news. I think this puts CDC in a strong position having best-of-breed applications for
CRM & CEM”
--Leading global institutional asset management company
• "Huge value to have both under one umbrella” “definitive advantage to have best of breed CEM; rounds out the product suite"
--Large financial services organization
• "For CDC this is good thing, to acquire more of the front office support products that insurance & investment companies need"
--Large ranking financial investment firm
• “We use Chordiant heavily as a company and I was excited to hear the news. I think this puts CDC in a strong position having best-of-breed applications for
CRM & CEM”
--Leading global institutional asset management company
• "Huge value to have both under one umbrella” “definitive advantage to have best of breed CEM; rounds out the product suite"
--Large financial services organization
• "For CDC this is good thing, to acquire more of the front office support products that insurance & investment companies need"
--Large ranking financial investment firm

© Copyright CDC Corporation    14
CDC Front Office Suite – Best in Class
Marketing
Pivotal Sales
Miller Heiman
Edition
Pivotal Mobile
Pivotal Handheld
Customer
Experience
Cross/Up Sell
Case Management
Decision
Management
Ecommerce
SaaS eCommerce
Store Front
Auction
Feedback
Management
Feedback
Management
Customer Self-
Service
Collections
Manager
CX Retention
Customer Loyalty
Sales
CDC MarketFirst
Pivotal eMarketing

© Copyright CDC Corporation    15
Principal Financial Group
Customer Profile
•
$280.5 Billion Assets Under
Management
•
14,900 Employees Globally
•
18.6 Million Customers
Lines of business:
•
Asset Management
•
Retirements & Investments
•
Insurance
•
Health and Wellness
•
Banking
•
Could allow for unified view of the customer
and key customer information to create a true
360 degree view.
•
Pivotal and Chordiant integration could allow
business to harness some of the following:
•
Chordiant users - cross-sell products
and services based on historical
information stored in Pivotal
•
Pivotal users - insight into key issues
surrounding the customer

© Copyright CDC Corporation    16
WellPoint
Customer Profile
•
Leading US Health Benefits Company
•
42,000 Employees
•
35 Million Medical Members
•
Part of S&P 500 – WLP
•
Could allow for a complete end
to end solution.
•
Little capability overlap – only
true synergies between solutions
•
Could provide a unified
application for entire customer
lifecycle.

© Copyright CDC Corporation    17
ING
Customer Profile
•
Multi-National Leading Financial Services Provider
•
Over 85 Million Private and Corporate Customers
•
110,000 Employees
•
$226 Billion in Revenue
•
Could allow ING to have unified
front office vendor for their
business.
•
Possible cross-selling synergies
to provide Pivotal to the Banking
business and Chordiant to the
Investment Management business
•
Could allow ING to establish
and manage a Center of
Excellence and drive down costs
of ownership.
ING Banking
ING Banking
ING
Investment
Management
ING
Investment
Management
Cross-Selling
Synergies

© Copyright CDC Corporation    18
Large UK Retail Banking Group
•
Over 145,000 Employees Globally
•
Operations in over 50 countries
•
49 Million Customers
•
Over 1700 UK Branches
•
Over 33,000 users of CDC Respond
Solution
Lines of business:
•
Retail banking
•
Credit cards
•
Corporate banking
•
Investment banking
•
Wealth management
•
Investment management services
•
Could provide complimentary solutions to
improve customer engagement management
and call centre throughput.
•
Could allow for seamless integration of sales
and complaint management processes that
could allow easy access to complaint history
and the quick capture of complaints
•
Holistic view of customer could improve
experience that can help reduce churn and
improve selling opportunities
Customer Profile
CHRD
Contact
Center
CDC
Respond
Quick Complaint
Capture
Complaint History

© Copyright CDC Corporation    19
Comparison of Operating Expenses *
* Data based upon last three quarters of publicly available information.
CDCS CHRD
Revenue 100% 100%
Sales & Marketing 16% 35%
R&D 8% 25%
G&A 12% 16%
Other 2% 0%
Total OpEx 39% 77%
Non GAAP Earnings 18% -6%

© Copyright CDC Corporation    20
Summary
• We believe that the transaction could help increase earnings via cost reductions, as well as improved scale and global reach.
• We believe that the potential combination of solutions form a compelling front office value  proposition.
• We believe that the deal is immediately accretive.
• Offering a premium to CHRD holders.
• We believe that the transaction could help increase earnings via cost reductions, as well as improved scale and global reach.
• We believe that the potential combination of solutions form a compelling front office value  proposition.
• We believe that the deal is immediately accretive.
• Offering a premium to CHRD holders.